

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2024

Albert Wong
Chief Executive Officer
Eastern International Ltd.
Suite 901-903, 9th Floor, Building #2, Qianwan Zhigu
Chuanhua Smart CenterScience and Technology City Block
Xiaoshan Economic and Technological Development Zone
Xiaoshan District, Hangzhou, Zhejiang Province, China 311231

**Re: Eastern International Ltd.
Draft Registration Statement on Form F-1
Submitted March 22, 2024
CIK No. 0002013320**

Dear Albert Wong:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Cover Page

1. We note your disclosure that you do not have cash management policies and procedures in place that dictate how funds are transferred through your organization, and that the funds can be transferred in accordance with the applicable PRC laws and regulations. Please expand your disclosure to describe the process for how funds can be transferred according to the applicable PRC laws and regulations. We note your disclosure at page 3 in this regard.
2. We note your discussion of the China Securities Regulatory Commission (CSRC) New Overseas Listing Rules. Please update your disclosure as necessary to discuss the status of any filing(s) made with the CSRC in connection with this offering.

Prospectus Summary, page 1

3. We note your disclosure at page 2 that "it is uncertain whether we, our PRC subsidiary or VIE and its subsidiaries, will be able to obtain such [CSRC] permission or be required to obtain other permission from the PRC government to list on U.S. exchanges or offer its securities overseas." We further note your disclosure at page 45 that you are "permitted under PRC laws and regulations as an offshore holding company to provide funding to [your] WFOE in China only through loans or capital contributions and to [your] consolidated variable interest entity only through loans, subject to the approval of government authorities and limit on the amount of capital contributions and loans." Please reconcile these disclosures with disclosure elsewhere stating that you do not have a VIE structure.

4. We note you disclose that you have received all permissions that you and your subsidiaries are required to obtain from Chinese authorities to operate your business, and you provide examples. If your examples are not an all-encompassing list, please expand your disclosure to include each permission or approval that you and your subsidiaries are required to obtain to operate your business.

Our Competitive Strengths, page 4

5. Please revise to provide balancing disclosure here and at page 78 regarding the competitive strength of your management team in view of your risk factor at page 21 noting their relative lack of public company experience.

Risk Factors
Risks Related to Doing Business in China, page 23

6. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Enforceability of Civil Liabilities, page 51

7. Please revise your disclosure to identify any named executive officers and/or directors based in China and/or Hong Kong.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
For the Years Ended March 31, 2023 and 2022, page 56

8. Please revise to include qualitative and quantitative discussion of changes in interest expense, gain (loss) on disposal of property and equipment, and the government subsidy. See item 303(b)(2) of Regulation S-K and SEC Release No. 33-8350.

Industry Overview, page 65

9.   Where you reference industry data, please ensure that you disclose the title and date of the publication in addition to the source. In this regard we note your references to data provided by CFLP, The National Bureau of Statistics, the China Logistics Information Center and CEVSN (or, cevsn). Please also supplementally provide us with a copy of the CEVSN Report, and file a third-party consent pursuant to Rule 436 of the Securities Act as an exhibit to your registration statement or tell us why you believe you are not required to do so.

Business, page 74

10. We note your disclosure at page 20 indicating you regard your intellectual property, including patents, as critical to your success. Please revise this section to include the disclosure required by Item 4.B.6 of Form 20-F. Please also revise your risk factor to discuss the pending expiration of any material patents. Refer to Item 3.D of Form 20-F.

11. We note you own 20 trucks but have access to over 2,000 vehicles through cooperative relationships with other owners and drivers. Please expand your disclosure to better describe these relationships and the process by which you utilize these vehicles through third parties.

Compensation of Directors and Executive Officers, page 96

12. Please provide the information required by Item 6.B of Form 20-F for your most recently completed fiscal year.

Principal Shareholders, page 100

13. You indicate here that your principal shareholders are those who beneficially own more than 5% of your Ordinary Shares. Item 7.A.1 of Form 20-F requires information for shareholders who are beneficial owners of 5% or more of each class of the voting securities. Please revise your disclosure accordingly.

Related Party Transactions, page 101

14. The notes to your financial statements appear to refer to related party transactions that occurred during the relevant time period which are not disclosed in this section. Please revise to provide the disclosure required by Item 7.B of Form 20-F or advise.

Index to Consolidated Financial Statements
Consolidated Statements of Operations and Comprehensive Income, page F-4

15. We note you recognized a government subsidy of $248,399. Please tell us the nature of the subsidy received and the related accounting treatment. In addition, please add an accounting policy that addresses the government subsidy.

Notes to Consolidated Financial Statements
Note 2. Summary of significant accounting policies
Revenue recognition, page F-13

16. You disclose the Company recognizes revenue from provision of transportation services at point in time when services are completed, i.e. when the products were unloaded at the destination requested by customers. Please further explain why you believe the performance obligations for your transportation services are satisfied at a point in time rather than over time. Please tell us how you considered the criteria to record revenue over time based on ASC 606-10-25-27 through 29. Please also refer to ASC 606-10-55-6 and Basis for Conclusions of ASU 2014-09 – BC 126. In addition, please include details about the average length of time between when the products are loaded at point of origination to the point when products are unloaded at the destination.

17. We note you use the term "third parties" in your income statement and balance sheet when referring to revenues and accounts receivable, respectively. On page F-10, you state "Advances to suppliers consist of refundable prepayments made to suppliers for subcontracting transportation services that have not been received as of year-end." You also disclose you have cooperative relationships with other owners and drivers for over 2,000 trucks for domestic long-distance transportation and less than carload goods. Please address the following:

    • Expand your disclosure to further explain the cooperative relationships with other owners and drivers, including the services provided by you or the other party.

    • Clarify if you are subcontracting any portion of your transportation services to independent contractors or third parties. To the extent you are subcontracting services, quantify the amount of revenue recognized for each period presented and revise your disclosure throughout the filing to clearly explain this aspect of your business.

    • Clarify if you have recorded the related revenue on a gross or net basis and provide us with a comprehensive analysis that supports your conclusion pursuant to ASC 606-10-55-36 through 55-40. Specifically address how you considered the definition of control and how you are directing the independent contractors and third parties.

    • Expand your disclosure to clarify your accounting in accordance with ASC 606-10-50-12(c), if applicable.

    • To the extent revenue or accounts receivable are from external customers, rather than independent contractors or third parties, please revise the characterization of this revenue in your income statement and balance sheet.

Note 4. Other current assets, page F-19

18.   You disclose the balance of $396,039 for "Advance to employees" represents petty cash advanced to employees for the expenses to be incurred during their involvement in the transportation services processes. Please further explain what this balance represents and revise the disclosure to clarify. In addition, we note the balance increased from $369,652 at December 31, 2022. Please tell us the collection terms and the amount of the outstanding balance as of December 31, 2023 that has been collected to date. Last, please tell us how you assess this balance for collection.

Note 12. Segment Reporting, page F-28

19.   You disclose you have one operating segment, which would result in one reportable segment. Please address the following:

- You state "The management approach considers the internal organization and reporting used by the Company's chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company's reportable segments. The Company's CEO is the chief operating decision maker. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services." Please clarify all of the information the CODM regularly reviews to assess performance and allocate resources. In this regard, to the extent the CODM is only reviewing revenue data, please further explain how the revenue-only information is used for decision making related to resource allocation and performance evaluation, specifically given the gross profit margins indicate cost of revenues are material to your performance. Please revise your disclosure, if necessary.

- Your disclosures regarding Key Financial Performance Indicators on page 55, which state: "To assess the performance of our business, we consider a variety of financial and operating measures. The key financial performance indicators we use include revenues, gross profit and gross margin, operating expenses, and income (loss) from operations. Our review of these indicators reveals the results of our business performance and provides timely and meaningful feedbacks to key operating decisions and allow our business to respond promptly to competitive market conditions and different demands and preferences from our customers." Based on these statements, it appears the CODM may use additional data beyond revenue-only information to make key operating decisions and to assess performance. Please clarify and explain the conflicting statements in your footnotes and management's discussion and analysis.

- We note you have provided revenues, cost of revenues and gross profit for both transportation services and warehouse subleasing services in footnote 13. We also note you have provided management's discussion and analysis for revenues, costs of revenues and gross profit based on transportation services and warehouse subleasing services. Last, we note the gross profit margin for transportation services was 11.9% whereas the warehouse subleasing services was 31.4% in 2023. Given the information available, it appears you may have more then one operating segment. Please provide a robust analysis to support your identification of operating segments in accordance with ASC 280-10-50-1.

- To the extent you have identified more than one operating segment and believe the operating segments should be aggregated in accordance with ASC 280-10-50-11, please provide your analysis.

- Please revise your disclosure to address the disclosure requirements of ASC 280-10-50-21, including the factors used to identify your reportable segments and whether operating segments have been aggregated into one reportable segment.

Exhibits

20.   Please include the filing fee table required to be filed as Exhibit 107 by Item 601 of Regulation S-K, or advise.

 Please contact Myra Moosariparambil at 202-551-3796 or Shannon Buskirk at 202-551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Liz Packebusch at 202-551-8749 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jeffrey Li